FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

News Release	August 31, 2005

YAMANA ANNOUNCES THAT MORE THAN 98% OF PUBLICLY TRADED WARRANTS HAVE BEEN EXERCISED EARLY PURSUANT TO PROPOSAL TO WARRANTHOLDERS

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce that an overwhelming majority of its publicly traded warrants have been exercised in connection with the proposal made to warrantholders to exercise their warrants early. An aggregate of 39,866,635 warrants have been exercised representing approximately 98.3 percent of the total publicly traded warrants outstanding. These exercises have provided total gross proceeds of approximately Cdn$59.8 million that would otherwise not have been available to the Company until July 2008. In connection with these exercises, Yamana has issued 41,285,887 common shares being 1.0356 common shares issued for each warrant exercised.

The remaining 701,021 warrants that were not exercised will now be automatically exchanged for an aggregate of 476,203 common shares on the basis of 0.6793 of a common share for each warrant, which in effect provides a premium to the in-the-money value of the warrant. This exchange will be made pursuant to the terms of the warrant indenture which governs the warrants and no further action of those warrantholders will be required including payment of the warrant exercise price. The exchange is being completed based on the formula as described below. It is anticipated that registered holders of these unexercised warrants should receive certificates for their common shares within 5-10 business days.

The number of common shares to be received per warrant upon compulsory exchange = 98% multiplied by 1.0356 (being the total number of common shares issued per warrant upon exercise before August 29) minus C$1.50 (being the warrant exercise price) divided by $4.47, (being the lessor of i) the volume weighted average trading price of Yamana’s common shares for the five trading days ending on August 29, and ii) the closing price of Yamana’s common shares on August 29).

Yamana will have common shares outstanding of approximately 165.3 million on a basic basis and 178.4 million on a fully diluted basis. Available cash balances total approximately US$ 116 million. Following the exercise of its warrants, Santa Elina Mines Corporation, the principal shareholder of Yamana, now holds an aggregate of 33,546,134 common shares of Yamana, representing approximately18.8% on a fully diluted basis.

Peter Marrone, President and Chief Executive Officer commented on the warrant transaction stating, “This warrant transaction has been a resounding success as evidenced by more than 98% of warrants being exercised. It simplifies Yamana’s capital structure and strengthens the financial position of the Company. Further, the consolidation of the warrants into common shares increases Yamana’s market capitalization and public float which in turn should help to attract new investors and improve trading liquidity”.

A copy of the final short form prospectus dated July 18, 2005 relating the warrant transaction can be found at www.sedar.com.

BMO Nesbitt Burns acted as financial advisor to Yamana with respect to the warrant transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America. As at June 30, 2005, Yamana had cash balances totaling US$38.2 million.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,”“expect,”“project,”“intend,”“believe,”“anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: Aygust 31, 2005	/s/ Charles Main
Name: Charles Main
Title: CFO